Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements
for the 6 months ended 31 August 2011

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Index

The reports and statements set out below comprise the unaudited condensed interim consolidated financial statements presented to the shareholders:

The unaudited condensed interim consolidated financial statements set out on pages 3 to 33, which have been prepared on the going concern basis, were approved by the board on 12 October 2011 and were signed on its behalf by:

James Campbell	Dr Mark Bristow
Director, Chief Executive Officer	Director

1

Notice of no Auditor Review of Condensed Interim Consolidated Financial
Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim consolidated financial statements they must be accompanied by a notice indicating that these condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

2

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Statement of Financial Position

		31 August	28 February	31 August
Figures in Canadian Dollar	Note(s)	2011	2011	2010

Assets
Non-current assets
Mineral property interests	2	23 097 370	23 562 969	24 824 032
Property, plant and equipment	3	61 580 648	62 828 438	60 981 504
Investment in associate	4	211 886	129 660	124 440
Other financial assets	5	2 821 038	2 042 291	2 098 734
Reclamation deposits	15	2 753 712	2 759 611	3 083 294
		90 464 654	91 322 969	91 112 004

Current assets
Inventories	6	4 468 430	2 628 089	4 290 932
Loan to related party	7	2 477 794	92 398	47 965
Trade and other receivables	8	136 180	5 366 797	10 370 361
Cash and cash equivalents	9	15 316 139	4 771 124	4 631 430
		22 398 543	12 858 408	19 340 688
Total assets		112 863 197	104 181 377	110 452 692

Equity and liabilities
Equity
Equity attributable to equity holders of Company
Share capital	10	142 875 439	135 989 508	135 989 508
Reserves		3 451 120	1 530 969	4 004 472
Retained loss		(52 338 752)	(52 686 500)	(50 407 079)
		93 987 807	84 833 977	89 586 901
Non-controlling interest		176 298	647 407	475 502
Total equity		94 164 105	85 481 384	90 062 403

Liabilities
Non-current liabilities
Loans from related parties	7	423 664	424 572	437 615
Capital lease obligation	13	733 465	-	-
Deferred tax	14	4 907 636	5 840 000	4 079 066
Reclamation obligation	15	3 982 709	3 814 638	3 641 881
		10 047 474	10 079 210	8 158 562

Current liabilities
Loans from related parties	7	334 998	72 064	174 180
Current tax payable		261 142	245 228	397 762
Capital lease obligation	13	290 235	142 630	1 008 467
Trade and other payables	17	6 847 629	6 373 382	7 354 018
Bank overdraft	9	917 614	1 787 479	3 297 300
		8 651 618	8 620 783	12 231 727
Total liabilities		18 699 092	18 699 993	20 390 289
Total equity and liabilities		112 863 197	104 181 377	110 452 692

3

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Statement of Comprehensive Income

		3 months	6 months	3 months	6 months
		ended	ended	ended	ended
		31 August	31 August	31 August	31 August
Figures in Canadian Dollar	Note(s)	2011	2011	2010	2010

Revenue	20	9 205 918	17 711 457	11 387 950	19 844 532
Cost of sales	21	(6 499 593)	(14 502 416)	(12 571 420)	(18 527 779)
Gross profit (loss)		2 706 325	3 209 041	(1 183 470)	1 316 753
Other (expenses) income		(212 368)	(106 588)	84 528	89 218
General and administration expenses		(2 406 632)	(4 172 490)	(960 829)	(3 135 966)
Operating profit (loss)	22	87 325	(1 070 037)	(2 059 771)	(1 729 995)
Investment income	23	69 006	176 267	82 105	95 451
Income from equity accounted investments		67 562	82 435	21 102	23 429
Finance costs	24	(131 831)	(240 943)	(43 157)	(180 670)
Profit (loss) before taxation		92 062	(1 052 278)	(1 999 721)	(1 791 785)
Income tax recovery (expense)	25	994 364	932 364	(295 679)	(1 362 132)
Profit (loss) for the period		1 086 426	(119 914)	(2 295 400)	(3 153 917)
Other comprehensive income:
Exchange differences on translating foreign operations		944 886	(186 674)	(4 796 433)	(4 812 016)
Total comprehensive income (loss)		2 031 312	(306 588)	(7 091 833)	(7 965 933)

Profit (loss) attributable to :
Owners of the Company		1 263 946	347 748	(2 071 718)	(2 798 721)
Non-controlling interest		(177 520)	(467 662)	(223 682)	(355 196)
		1 086 426	(119 914)	(2 295 400)	(3 153 917)

Total comprehensive income (loss) attributable to:
Owners of the Company		2 208 832	161 074	(6 868 151)	(7 610 737)
Non-controlling interest		(177 520)	(467 662)	(223 682)	(355 196)
		2 031 312	(306 588)	(7 091 833)	(7 965 933)

Earnings (loss) per share
Per share information
Basic and diluted earnings (loss) per share (c)	26	0.06	0.01	(0.20)	(0.23)
Headline earnings (loss) per share (c)	26	0.04	0.01	(0.06)	(0.08)

4

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Statement of Changes in Equity

	Share capital	Foreign	Share-based	Convertible	Total reserves	Retained loss	Total	Non-controlling	Total equity
		currency	payment	instruments			attributable to	interest
		translation	reserve	reserve			equity holders
		reserve					of the
Figures in Canadian Dollar							Company

Opening balance as previously reported	127 999 040	(7 979 683)	6 195 051	-	(1 784 632)	(49 020 317)	77 194 091	648 941	77 843 032
Adjustments
Effects of transition to IFRS	-	680 591	-	-	680 591	1 411 958	2 092 549	-	2 092 549
Balance at 01 March 2010 as restated	127 999 040	(7 299 092)	6 195 051	-	(1 104 041)	(47 608 359)	79 286 640	648 941	79 935 581
Changes in equity
Total comprehensive income (loss) for the year	-	1 750 124	-	-	1 750 124	(5 078 141)	(3 328 017)	(88 097)	(3 416 114)
Share-based payment expense	-	-	884 886	-	884 886	-	884 886	-	884 886
Rights offering at subscription price of $0.05 per share	4 583 644	-	-	-	-	-	4 583 644	-	4 583 644
Private placement, net of issue costs at $0.065 per share	3 406 824	-	-	-	-	-	3 406 824	-	3 406 824
Foreign exchange movement	-	-	-	-	-	-	-	86 563	86 563
Total changes	7 990 468	1 750 124	884 886	-	2 635 010	(5 078 141)	5 547 337	(1 534)	5 545 803

Opening balance as previously reported	135 989 508	(6 363 878)	7 079 937	-	716 059	(54 147 253)	82 558 314	647 407	83 205 721
Adjustments
Effects of transition to IFRS	-	814 910	-	-	814 910	1 460 753	2 275 663	-	2 275 663
Balance at 01 March 2011 as restated	135 989 508	(5 548 968)	7 079 937	-	1 530 969	(52 686 500)	84 833 977	647 407	85 481 384
Changes in equity
Total comprehensive income (loss) for the six months	-	(186 674)	-	-	(186 674)	347 748	161 074	(467 662)	(306 588)
Private placement, net of issue costs at $0.065 per share	435 715	-	-	-	-	-	435 715	-	435 715
Subscriptions received, net of issue costs at $0.075 per share (refer note 12)	6 450 216	-	-	-	-	-	6 450 216	-	6 450 216
Share-based payment expense	-	-	155 840	-	155 840	-	155 840	-	155 840
Convertible bond - equity component	-	-	-	1 950 985	1 950 985	-	1 950 985	-	1 950 985
Foreign exchange movement	-	-	-	-	-	-	-	(3 447)	(3 447)
Total changes	6 885 931	(186 674)	155 840	1 950 985	1 920 151	347 748	9 153 830	(471 109)	8 682 721
Balance at 31 August 2011	142 875 439	(5 735 642)	7 235 777	1 950 985	3 451 120	(52 338 752)	93 987 807	176 298	94 164 105

Note(s)	10		11	12

5

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Statement of Cash Flows

		6 months	12 months	6 months
		ended	ended	ended
		31 August	28 February	31 August
Figures in Canadian Dollar	Note(s)	2011	2011	2010

Cash flows from operating activities

Cash generated from operations	18	7 067 947	10 808 399	21 077
Investment income		176 267	101 953	95 451
Finance costs		(240 943)	(449 003)	(180 670)
Tax refunded (paid)	19	15 914	(899 141)	(2 693)
Net cash inflow (outflow) from operating activities		7 019 185	9 562 208	(66 835)

Cash flows from investing activities

Purchase of property, plant and equipment	3	(8 805 356)	(10 790 700)	(4 412 963)
Proceeds from sale of property, plant and equipment	3	6 379 283	301 518	235 506
Purchase of mineral property interests	2	-	(845 773)	-
Acquisition of associate		-	(95 690)	(95 690)
Repayment of loans to group companies		(2 123 370)	(634 248)	(445 951)
Proceeds from sale of financial assets		(778 747)	(1 024 738)	(1 361 892)
Sale of reclamation deposits		5 899	-	-
Net cash outflow from investing activities		(5 322 291)	(13 089 631)	(6 080 990)

Cash flows from financing activities

Proceeds on share issue	10	-	7 990 468	7 990 468
Proceeds on subscriptions received	10	6 885 931	-	-
Proceeds from convertible bond		1 950 985	-	-
Capital lease obligation proceeds (repayments)		881 070	(3 298 941)	(2 328 054)
Net cash inflow from financing activities		9 717 986	4 691 527	5 662 414

Net movement in cash and cash equivalents for the period		11 414 880	1 164 104	(485 411)
Cash and cash equivalents at the beginning of the period		2 983 645	1 819 541	1 819 541
Total cash and cash equivalents at end of the period	9	14 398 525	2 983 645	1 334 130

6

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Accounting Policies

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

1.	Presentation of Unaudited Condensed Interim Consolidated Financial Statements

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying unaudited condensed interim consolidated financial statements are the first financial statements that have been prepared in accordance with International Financial Reporting Standards. The unaudited interim consolidated financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting". The unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the measurement certain financial instruments at fair value, and incorporate the principal accounting policies set out below. Amounts are presented in Canadian Dollars, unless otherwise stated.

These accounting policies are consistent with the previous period, except for the changes set out in note 28 First-time adoption of International Financial Reporting Standards.

1.1	Continuance of operations

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

For the six months ended August 31, 2011, the Company incurred consolidated losses of $0.1 million and has incurred accumulated losses to date of $52.3 million that has been funded to date.

In fiscal 2011, diamond prices have increased gradually from US$1,010 for fiscal 2010 to US$1,365 for the year ending February 28, 2011, with the average sales value increasing to $1,631 for the current quarter in comparison to a fourth quarter of fiscal 2011 sales value of US$1,430.

At August 31, 2011, the Company’s current assets exceeded its current liabilities by $13.7 million and the Company’s total assets exceeded its total liabilities by $94.2 million. The Company has forecasted its cash flows for the fiscal years 2012 and 2013 and these forecasts indicate that the Company will continue as a going concern. The forecasts assume the plant operating at 85% of capacity, prices remaining at current levels and the South African Rand remaining at current levels relative to the United States and Canadian Dollars.

On the performance of the last two quarters, the operations made a positive contribution towards the cash flow. This is not sufficient to fund to planned capital projects at Wouterspan and Tirisano. These expansion projects will be funded by means of a planned private placement.

Based on the Company’s cash resources and the above forecasts, the Company has sufficient working capital and reserves to maintain operations. Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern. If the going concern concept was no longer appropriate, significant adjustments would be required to the carrying value of assets and liabilities and would be recorded at that time.

1.2.	Basis of presentation and principles of consolidation

Basis of consolidation

The unaudited condensed interim consolidated financial statements incorporate the unaudited condensed interim consolidated financial statements of the Company, its subsidiaries and associates.

Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries are included in the unaudited condensed interim consolidated financial statements from the effective date of acquisition to the effective date of disposal.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified and recognised separately from the Company's interest therein, and are recognised within equity. Losses of subsidiaries attributable to non-controlling interests are allocated to the non-controlling interest even if this results in a debit balance being recognised for non-controlling interest.

7

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Accounting Policies

1.2	Basis of presentation and principles of consolidation (continued)

Investment in associates

An associate is an entity over which the Company has significant influence and which is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

An investment in associate is accounted for using the equity method. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Company's share of net assets of the associate, less any impairment losses.

Losses in an associate in excess of the Company's interest in that associate are recognised only to the extent that the Company has incurred a legal or constructive obligation to make payments on behalf of the associate.

Profits or losses on transactions between the Company and an associate are eliminated to the extent of the Company's interest therein.

1.3	Significant judgements and sources of estimation uncertainty

In preparing the unaudited condensed interim consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the unaudited condensed interim consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Actual results in the future could differ from these estimates which may be material to the unaudited condensed interim consolidated financial statements. Significant judgements include:

Trade receivables and Loans and receivables

The Company assesses its trade receivables and loans and receivables for impairment at the end of each reporting period. In determining whether an impairment loss should be recorded in profit or loss, the Company makes judgements as to whether there is observable data indicating a measurable decrease in the estimated future cash flows from a financial asset.

Fair value estimation

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Impairment testing

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the residual value and useful life assumption may change which may then impact our estimations and may then require a material adjustment to the carrying value of tangible assets.

The Company reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time.

Provisions

Provisions were raised and management determined an estimate based on the information available. Additional disclosure of these estimates of provisions is included in note 15 - Reclamation obligation.

8

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Accounting Policies

1.4	Mineral property interests

The acquisition costs of mineral properties are capitalised until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Such acquisition costs are amortised over the estimated life of the mine, based on a straight line basis, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

Exploration expenditure incurred subsequent to the mining operations which do not increase production or extend the life of operations are expensed in the period incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated amortisation costs, less write-downs, and does not necessarily reflect present or future values.

An impairment review of mineral property interests is carried out when there is an indication that these may be impaired by comparing the carrying amount of the interest to its estimated recoverable amount. Where the recoverable amount is less than the carrying amount an impairment charge is included in expenses in order to reduce the carrying amount of mineral property interest to its fair value.

1.5	Property, plant and equipment

The cost of an item of property, plant and equipment is recognised as an asset when:

  it is probable that future economic benefits associated with the item will flow to the Company; and
  the cost of the item can be measured reliably.

Property, plant and equipment are initially measured at cost.

Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to and replace part of it. If a replacement cost is recognised in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognised.

Property, plant and equipment are depreciated on the straight line basis over their expected useful lives to their estimated residual value.

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment losses.

The useful lives of items of property, plant and equipment have been assessed as follows:

Item	Average useful life
Buildings	12 years
Plant and machinery	4 - 10 years
Motor vehicles	5 years
Office equipment	6 years

The residual value, useful life and depreciation method of each asset are reviewed at the end of each reporting period. If the expectations differ from previous estimates, the change is accounted for as a change in accounting estimate.

The depreciation charge for each period is recognised in profit or loss unless it is included in the carrying amount of another asset.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognised. The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

9

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Accounting Policies

1.6	Financial instruments

Initial recognition and measurement

Financial instruments are recognised initially when the Company becomes a party to the contractual provisions of the instruments.

The Company classifies financial instruments, or their component parts, on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Financial instruments are measured initially at fair value, except for equity investments for which a fair value is not determinable, which are measured at cost and are classified as available-for-sale financial assets.

For financial instruments which are not at fair value through profit or loss, transaction costs are included in the initial measurement of the instrument.

Transaction costs on financial instruments at fair value through profit or loss are recognised in profit or loss.

Subsequent measurement

Financial instruments at fair value through profit or loss are subsequently measured at fair value, with gains and losses arising from changes in fair value being included in profit or loss for the period.

Loans and receivables are subsequently measured at amortised cost, using the effective interest method, less accumulated impairment losses.

Available-for-sale financial assets are subsequently measured at fair value. This excludes equity investments for which a fair value is not determinable, which are measured at cost less accumulated impairment losses.

Financial liabilities at amortised cost are subsequently measured at amortised cost, using the effective interest method.

Impairment of financial assets

At each reporting date the Company assesses all financial assets, to determine whether there is objective evidence that a financial asset or group of financial assets has been impaired.

For amounts due to the Company, significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default of payments are all considered indicators of impairment.

Impairment losses are recognised in profit or loss.

Reversals of impairment losses are recognised in profit or loss except for equity investments classified as available-for-sale.

Impairment losses are also not subsequently reversed for available-for-sale equity investments which are held at cost because fair value was not determinable.

10

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Accounting Policies

1.6	Financial instruments (continued)

Investments

The Company classified its investments in debt and equity securities into the following categories: fair value through profit and loss, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were required. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short term fluctuations in price are classified as trading investments and included in current assets. Investments with a fixed maturity that management has the intention and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the reporting date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the reporting date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade day, which is the date that the Company commits to purchase or sell the asset. Cost of purchase includes transaction costs. Fair value through profit and loss and available-for-sale investments are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in equity in the period in which they arise. The fair value of investments is based on quoted bid prices or amounts derived from cash flow models. Equity securities for which fair value cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the statement of comprehensive income as gains and losses from investment securities. Held-to-maturity investments are carried at amortised cost using the effective yield method.

Loans to (from) group companies

These include loans to and from subsidiaries and associates and are recognised initially at fair value plus direct transaction costs.

Loans to group companies are classified as loans and receivables.

Loans from group companies are classified as financial liabilities measured at amortised cost.

Trade and other receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The allowance recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Trade and other receivables are classified as loans and receivables.

Trade and other payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These are initially and subsequently recorded at fair value.

Bank overdraft and borrowings

Bank overdrafts and borrowings are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the group’s accounting policy for borrowing costs.

11

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Accounting Policies

1.7	Tax

Current tax assets and liabilities

Current tax for current and prior periods is, to the extent unpaid, recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognised as an asset.

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities

Deferred tax is provided for using the liability method, on all temporary differences, between the carrying values of assets and the liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided for on temporary differences relating to the initial recognition of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition.

The provision for deferred tax is calculated using enacted rates at the reporting date that are expected to apply when the asset is realised or the liability is settled. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset could be realised.

Tax expenses

Current and deferred taxes are recognised as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from:

  a transaction or event which is recognised, in the same or a different period, to other comprehensive income, or a business combination.

Current tax and deferred taxes are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly in equity.

1.8	Share-based payments

Goods or services received or acquired in a share-based payment transaction are recognised when the goods or as the services are received. A corresponding increase in equity is recognised if the goods or services were received in an equity-settled share-based payment transaction or a liability if the goods or services were acquired in a cash-settled share-based payment transaction.

When the goods or services received or acquired in a share-based payment transaction do not qualify for recognition as assets, they are recognised as expenses.

For equity-settled share-based payment transactions the goods or services received and the corresponding increase in equity are measured, directly, at the fair value of the goods or services received provided that the fair value cannot be estimated reliably.

If the fair value of the goods or services received cannot be estimated reliably, their value and the corresponding increase in equity, indirectly, are measured by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the goods or services acquired and the liability incurred are measured at the fair value of the liability. Until the liability is settled, the fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

If the share-based payments granted do not vest until the counterparty completes a specified period of service, Company accounts for those services as they are rendered by the counterparty during the vesting period, (or on a straight line basis over the vesting period).

If the share-based payments vest immediately the services received are recognised in full.

12

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Accounting Policies

1.8	Share-based payments (continued)

For share-based payment transactions in which the terms of the arrangement provide either the entity or the counterparty with the choice of whether the entity settles the transaction in cash (or other assets) or by issuing equity instruments, the components of that transaction are recorded, as a cash-settled share-based payment transaction if, and to the extent that, a liability to settle in cash or other assets has been incurred, or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

1.9	Reclamation obligation

Estimated rehabilitation costs, which are based on the Company’s interpretation of current environmental and regulatory requirements, represent the present value of the expected future costs to rehabilitate the mine properties at termination of mining operations. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

Provision is made for the Company’s legal and constructive obligations to dismantle, remove and restore items of property, plant and equipment and remediation of disturbed areas in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the balance sheet date. The provision is discounted using a market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. The provision is not discounted if the discounting is not significant in relation to the provision made. Rehabilitation of disturbed areas is performed on a continuous basis. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over its useful life on a straight-line method.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation provision. However, it is reasonably possible that the Company’s estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

1.10	Translation of foreign currencies

Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in Canadian Dollar, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

At the end of the reporting period:

  foreign currency monetary items are translated using the closing rate;
  non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction; and
  non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in profit or loss in the period in which they arise.

Cash flows arising from transactions in a foreign currency are recorded in Canadian Dollar by applying to the foreign currency amount the exchange rate between the Canadian Dollar and the foreign currency at the date of the cash flow.

13

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Accounting Policies

1.10	Translation of foreign currencies (continued)

Investments in subsidiaries and associates

The results and financial position of a foreign operation are translated into the functional currency using the following procedures:

  assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
  income and expenses for each item of profit or loss are translated at exchange rates at the dates of the transactions; and
  all resulting exchange differences are recognised to other comprehensive income and accumulated as a separate component of equity.

Exchange differences arising on a monetary item that forms part of a net investment in a foreign operation are recognised initially to other comprehensive income and accumulated in the translation reserve. They are recognised in profit or loss as a reclassification adjustment through to other comprehensive income on disposal of net investment.

The cash flows of a foreign subsidiary are translated at the exchange rates between the functional currency and the foreign currency at the dates of the cash flows.

1.11.	Changes in accounting policies

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The directors anticipates that all of the pronouncements will be adopted in the Company's accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements.

Standard	Details of Amendment	Annual periods
beginning on or after
IFRS 9 (AC 146)	Financial Instruments	1 January 2013
IFRS 7 amendment	Disclosures - Transfers of Financial Assets	1 July 2011
IAS 12	Income Taxes	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013

The aggregate impact of the initial application of the statements and interpretations on the Company's annual financial statements has not yet been assessed by the directors.

14

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Figures in Canadian Dollar

2.	Mineral property interests

	August 31,			February 28,			August 31,
	2011			2011			2010
	Cost	Accumulated	Carrying value	Cost	Accumulated	Carrying value	Cost	Accumulated	Carrying value
		depletion			depletion			depletion
Mineral property interests	31 221 946	(8 124 576)	23 097 370	31 540 840	(7 977 871)	23 562 969	30 967 209	(6 143 177)	24 824 032

Reconciliation of mineral property interests - August 31, 2011

	Opening	Foreign	Depletion	Total
	balance	exchange
movements
Wouterspan	13 890 989	17 753	-	13 908 742
Holpan	1 072 472	1 371	(147 286)	926 557
Klipdam	(227 805)	(291)	-	(228 096)
Saxendrift	7 398 138	9 455	(348 435)	7 059 158
Niewejaarskraal	239 459	306	-	239 765
Makoenskloof	332 727	425	-	333 152
Windsorton Erf 2004	856 997	1 095	-	858 092
	23 562 977	30 114	(495 721)	23 097 370

15

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Figures in Canadian Dollar

2.	Mineral property interests (continued)

Reconciliation of mineral property interests - February 28, 2011

	Opening	Effects of	Additions	Foreign	Depletion	Total
	balance	transition to		exchange
		IFRS		movements
Mineral property interests	30 850 998	(30 850 998)	-	-	-	-
Wouterspan	-	13 722 048	-	168 941	-	13 890 989
Holpan	-	1 468 070	-	88 394	(483 992)	1 072 472
Klipdam	-	571 902	-	107 977	(907 684)	(227 805)
Saxendrift	-	7 743 816	-	199 374	(545 052)	7 398 138
Niewejaarskraal	-	235 907	-	3 552	-	239 459
Makoenskloof	-	327 791	-	4 928	-	332 719
Windsorton Erf 2004	-	-	845 773	11 224	-	856 997
	30 850 998	(6 781 464)	845 773	584 390	(1 936 728)	23 562 969

Reconciliation of mineral property interests - August 31, 2010

	Opening	Effects of	Foreign	Depletion	Total
	balance	transition to	exchange
		IFRS	movements
Mineral property interests	30 850 998	(30 850 998)	-	-	-
Wouterspan	-	13 642 143	468 882	-	14 111 025
Holpan	-	1 564 113	251 453	(213 842)	1 601 724
Klipdam	-	687 553	499 627	(535 975)	651 205
Saxendrift	-	7 878 492	397 235	(361 856)	7 913 871
Niewejaarskraal	-	236 149	5 770	-	241 919
Makoenskloof	-	297 031	7 257	-	304 288
	30 850 998	(6 545 517)	1 630 224	(1 111 673)	24 824 032

16

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Figures in Canadian Dollar

3.	Property, plant and equipment

	August 31,			February 28,			August 31,
	2011			2011			2010
	Cost	Accumulated	Carrying value	Cost	Accumulated	Carrying value	Cost	Accumulated	Carrying value
		depreciation			depreciation			depreciation
Land and buildings	7 495 750	(1 354 601)	6 141 149	7 502 768	(1 149 217)	6 353 551	7 015 112	(126 874)	6 888 238
Plant and machinery	79 759 000	(36 129 561)	43 629 439	85 045 595	(35 833 250)	49 212 345	85 527 576	(35 386 712)	50 140 864
Motor vehicles	1 591 255	(1 079 770)	511 485	1 594 663	(1 006 082)	588 581	1 861 642	(1 077 003)	784 639
Office equipment	1 043 864	(667 948)	375 916	1 006 922	(615 659)	391 263	1 006 033	(577 942)	428 091
Construction in progress *	10 922 659	-	10 922 659	6 282 698	-	6 282 698	2 739 672	-	2 739 672
	100 812 528	(39 231 880)	61 580 648	101 432 646	(38 604 208)	62 828 438	98 150 035	(37 168 531)	60 981 504

Reconciliation of property, plant and equipment - August 31, 2011

	Opening	Additions	Disposals	Foreign	Depreciation	Total
	balance			exchange
movements
Land and buildings	6 353 551	9 099	-	(11 794)	(209 707)	6 141 149
Plant and machinery	49 212 345	3 993 437	(6 508 485)	(56 004)	(3 011 854)	43 629 439
Motor vehicles	588 581	-	-	(577)	(76 519)	511 485
Office equipment	391 263	39 445	-	(706)	(54 086)	375 916
Construction in progress *	6 282 698	4 763 375	-	(123 414)	-	10 922 659
	62 828 438	8 805 356	(6 508 485)	(192 495)	(3 352 166)	61 580 648

17

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Figures in Canadian Dollar

3.	Property, plant and equipment (continued)

Reconciliation of property, plant and equipment - February 28, 2011

	Opening	Additions	Disposals	Foreign	Depreciation	Impairment	Total
	balance			exchange		loss
movements
Land and buildings	6 627 966	93 310	-	183 030	(550 755)	-	6 353 551
Plant and machinery	50 926 945	4 396 818	(341 821)	1 238 687	(6 723 588)	(284 696)	49 212 345
Motor vehicles	781 353	111 711	(256 207)	63 454	(111 730)	-	588 581
Office equipment	454 472	39 439	-	20 724	(123 372)	-	391 263
Construction in progress *	-	6 149 422	-	133 276	-	-	6 282 698
	58 790 736	10 790 700	(598 028)	1 639 171	(7 509 445)	(284 696)	62 828 438

Reconciliation of property, plant and equipment - August 31, 2010

	Opening	Additions	Disposals	Foreign	Depreciation	Total
	balance			exchange
movements
Land and buildings	6 627 966	65 072	-	360 919	(165 719)	6 888 238
Plant and machinery	50 926 945	1 488 513	(201 010)	2 683 156	(4 756 740)	50 140 864
Motor vehicles	781 353	92 770	-	37 623	(127 107)	784 639
Office equipment	454 472	26 936	-	2 950	(56 267)	428 091
Construction in progress	-	2 739 672	-	-	-	2 739 672
	58 790 736	4 412 963	(201 010)	3 084 648	(5 105 833)	60 981 504

Components of property, plant and equipment are depreciated over their estimated useful life. The depreciation charge for the six months ending August 31, 2011 was $3,352,166 (August 31, 2010 - $5,105,833).

The Company’s bankers have registered two notarial general covering bonds (First Lien) of ZAR 10 million ($1.4 million) over all loose assets on the property known as Holpan, Barkley West, Northern Cape (refer Note 27).

(*) Construction in progress at Tirisano.

18

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

4.	Investment in associate

Name of company
Flawless Diamonds Trading House (Pty) Ltd - 20%

Carrying amount
Opening balance	129 660	-	-
Cost of investment in associate	-	95 690	95 690
Share of profit for the period	82 435	34 396	23 429
Foreign exchange adjustments	(209)	(426)	5 321
Closing balance	211 886	129 660	124 440

Summarised financial information of associate

Total assets	3 034 195	9 690 007	10 981 656
Total liabilities	1 923 613	8 969 428	10 335 462
Net assets	1 110 582	703 579	646 194
Revenue	30 866 077	60 383 011	28 427 620
Total net earnings for the year	412 174	206 374	122 511
Capital commitments and contingent liabilities of associate	-	-	-

On April 21, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Ltd ("Flawless") incorporated in the Republic of South Africa for ZAR700,000 ($95,690) cash. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

As the Company has significant influence over Flawless' operations it accounts for the investment using the equity method and includes a pro rata share of the Flawless' net income (loss) for the year.

The carrying amounts of associates are shown net of impairment losses.

19

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

5.	Other financial assets

At fair value through profit or loss - designated
Investments	1 559 222	1 199 182	706 368

The Company invests in investment policies with endowment benefits on maturity of the policies. Premiums are invested on an initial lump sum and/or monthly annuity premium basis with the insurers and invested in specific investment plans. Policy investment value at any one time represents the value of premiums and growth after deduction of administration and investment fees. Withdrawals could be made against the policies before endowment against the deduction of penalties, which is lower than the investment value. To surrender the policy prior to maturity date will similarly attract penalties at a lower rate, and represents the value accessible at any one stage. Fair value at any one stage represents the surrender value of the investments. The fair value of the policies at August 31, 2011 amounted to $4,312,934 (February 28, 2011 - $3,958,793) of which $2,753,712 (February 28, 2011 - $2,759,611) has been disclosed as reclamation deposits (Refer note 15).

Loans and receivables
Etruscan Diamonds Limited	1 186 897	768 030	1 228 686

Represents amounts paid to Etruscan Diamonds Limited.

Deposits	74 919	75 079	163 680

This deposit relates to deposits on motor vehicles only delivered in the 2011 fiscal year.

	1 261 816	843 109	1 392 366
Total other financial assets	2 821 038	2 042 291	2 098 734

Non-current assets
At fair value through profit or loss	1 559 222	1 199 182	706 368
Loans and receivables	1 261 816	843 109	1 392 366
	2 821 038	2 042 291	2 098 734

6.	Inventories

Rough diamond inventories	1 493 867	824 513	1 936 655
Mine supplies	2 974 563	1 803 576	2 354 277
	4 468 430	2 628 089	4 290 932

As at August 31, 2011, rough diamond inventories were valued at net realisable value and mine supplies at cost less accumulative impairment charges. No write-down of inventory was done during the six months ended August 31, 2011. Mine supplies were written down by $190,700 to $1,803,578 during the 2011 fiscal year.

The net realisable value of diamond inventories are estimated at the average price per carat achieved for the most recent diamond tender taking into account the variable factors of clarity, carat, shape and colour. As at February 28, 2011, rough diamond inventories were written down by $708,334 from cost to net realisable value.

20

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

7.	Loans to (from) related parties

Current assets	2 477 794	92 398	47 965
Non-current liabilities	(423 664)	(424 572)	(437 615)
Current liabilities	(334 998)	(72 064)	(174 180)
	1 719 132	(404 238)	(563 830)

8.	Trade and other receivables

Trade receivables	34 291	4 743 033	10 127 254
Prepayments	101 889	82 808	243 107
VAT	-	540 956	-
	136 180	5 366 797	10 370 361

9.	Cash and cash equivalents

Cash and cash equivalents consist of:
Bank balances	4 707 031	4 771 124	4 629 408
Short-term cash deposits	10 609 108	-	2 022
Bank overdraft	(917 614)	(1 787 479)	(3 297 300)
	14 398 525	2 983 645	1 334 130

Current assets	15 316 139	4 771 124	4 631 430
Current liabilities	(917 614)	(1 787 479)	(3 297 300)
	14 398 525	2 983 645	1 334 130

10.	Share capital

Reconciliation of number of shares issued:
Beginning of period	518 185 238	370 843 069	370 843 069
Rights offering at subscription price of $0.05 per share	-	92 710 767	92 710 767
Private placement, net of issue costs at $0.065 per share	6 703 292	54 631 402	54 631 402
Share consolidation 15:1 (#)	(489 895 959)	-	-
Private placement, net of issue costs at $0.75 per share	500 000	-	-
	35 492 571	518 185 238	518 185 238

Issued
Ordinary	142 875 439	135 989 508	135 989 508

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred shares have been issued.

# Effective July 11, 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre-consolidated common shares for 1 post consolidated common share.

21

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

11.	Share-based payments

The Company has a share-based payment plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each share option is set by the board of directors at the time of the grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Share options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

From time to time, the Company may grant share options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to fair value share options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based payment expense charged in a period.

Effective July 11, 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre-consolidated common shares for 1 post consolidated common share. The effect of the share consolidation has been applied retrospectively.

The continuity of share-based payments for the year ended August 31, 2011 is as follows:

Expiry date	Exercise price	Feb 28, 2011	Granted /	Exercised	Expired /	August 31,
			Issued		cancelled	2011
September 24, 2012	$9.30	392 767	-	-	-	392 767
November 14, 2012	$9.45	72 433	-	-	-	72 433
June 20, 2011	$6.75	63 333	-	-	(63 333)	-
December 7, 2014	$0.90	912 173	-	-	(1 100)	911 073
January 18, 2015	$1.05	40 000	-	-	-	40 000
October 8, 2015	$0.98	1 002 800	-	-	-	1 002 800
		2 483 506	-	-	(64 433)	2 419 073
Weighted average exercise price		$2.70	-	-	$2.70	$2.85
Weighted average fair value of share options granted during the period						-

As at August 31, 2011, 2,148,139 of the share options outstanding with a weighted average exercise price of $2.85 per share have vested with grantees.

The continuity of share-based payments for the year ended February 28, 2011 is as follows:

Expiry date	Exercise price	Feb 28, 2010	Granted /	Exercised	Expired /	Feb 28, 2011
			Issued		cancelled
September 24, 2012	$9.30	393 100	-	-	(333)	392 767
November 14, 2012	$9.45	73 433	-	-	(1 000)	72 433
June 20, 2011	$6.75	63 333	-	-	-	63 333
December 7, 2014	$0.90	951 393	-	-	(39 220)	912 173
January 18, 2015	$1.05	40 000	-	-	-	40 000
October 8, 2015	$0.98	-	1 002 800	-	-	1 002 800
		1 521 259	1 002 800	-	(40 553)	2 483 506
Weighted average exercise price		$3.75	$0.98	-	$1.20	$2.70
Weighted average fair value of share options granted during the period						$0.84

As at February 28, 2011, 1,055,678 of the share options outstanding with a weighted average exercise price of $0.90 per share have vested with grantees.

22

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

11.	Share-based payments (continued)

The continuity of share-based payments for the year ended August 31, 2010 is as follows:

Expiry date	Exercise price	Feb 28, 2010	Granted /	Exercised	Expired /	August 31,
			Issued		cancelled	2010
September 24, 2012	$9.30	393 100	-	-	(333)	392 767
November 14, 2012	$9.45	73 433	-	-	(1 000)	72 433
June 20, 2011	$6.75	63 333	-	-	-	63 333
December 7, 2014	$0.90	951 393	-	-	(9 000)	942 393
January 18, 2015	$1.05	40 000	-	-	-	40 000
		1 521 259	-	-	(10 333)	1 510 926
Weighted average exercise price		$3.75	-	-	$2.10	$3.75
Weighted average fair value of share options granted during the period						-

As at August 31, 2010, 1,183,755 of the share options outstanding with a weighted average exercise price of $4.05 per share have vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of share options vested have been reflected in the statement of operations as follows:

Exploration and engineering	57	33 027	4 612	25 578
Operations and administration	27 483	122 813	70 906	27 092
Total share-based payment cost expensed to operations, with the offset credited to share-based payment reserve	27 540	155 840	75 518	52 670

12.	Prepaid capital contributions

Prepaid capital contributions in respect of a private placement completed after the quarter-end is reflected as share capital, the issuing of shares to be issued after the date of review.

An amount received is convertible and/or repayable at the discretion of the Company for a period of twelve months, and is valued on the residual method at date the review date.

23

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

13.	Capital lease obligation

Minimum lease payments due
- within one year	376 010	143 997	1 028 721
- in second to fifth year inclusive	717 838	-	-
	1 093 848	143 997	1 028 721
less: future finance charges	(70 148)	(1 367)	(20 254)
Present value of minimum lease payments	1 023 700	142 630	1 008 467

Present value of minimum lease payments due
- within one year	290 235	142 630	1 008 467
- in second to fifth year inclusive	733 465	-	-
	1 023 700	142 630	1 008 467

Non-current liabilities	733 465	-	-
Current liabilities	290 235	142 630	1 008 467
	1 023 700	142 630	1 008 467

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three year capital lease obligations.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments. Interest is charged at rates of between 1.25% to 2.00% less the prevailing prime rate, which is currently 9.00%, per annum. There are no significant restrictions imposed on the lessee as a result of the lease obligations.

14.	Deferred tax

Deferred tax liability
Temporary differences	4 907 636	5 840 000	4 079 066

Reconciliation of deferred tax liability
At beginning of the year	5 840 000	11 545 000	11 545 000
Effects of transition to IFRS	-	(8 638 066)	(8 638 066)
Recognised through statement of comprehensive income	(932 364)	2 933 066	1 172 132
	4 907 636	5 840 000	4 079 066

24

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

15.	Reclamation obligation

Reconciliation of obligation - August 31, 2011

	Opening	Reclamation	Foreign	Total
	balance	(expenditure	exchange
		incurred) /	movements
obligation
recognized
Holpan, Wouterspan, and Klipdam Mines	2 565 377	44 206	(5 876)	2 603 707
Saxendrift Mine	1 249 261	133 600	(3 859)	1 379 002
	3 814 638	177 806	(9 735)	3 982 709

Reconciliation of obligation - February 28, 2011

	Opening	Reclamation	Foreign	Total
	balance	(expenditure	exchange
		incurred) /	movements
obligation
recognized
Holpan, Wouterspan, and Klipdam Mines	2 918 102	(426 066)	73 341	2 565 377
Saxendrift Mine	804 882	427 875	16 504	1 249 261
	3 722 984	1 809	89 845	3 814 638

Reconciliation of obligation - August 31, 2010

	Opening	Reclamation	Foreign	Accretion	Total
	balance	(expenditure	exchange	expense
		incurred) /	movements
obligation
recognized
Holpan, Wouterspan, and Klipdam Mines	2 918 102	(545 328)	137 275	-	2 510 049
Saxendrift Mine	804 882	-	57 106	269 844	1 131 832
	3 722 984	(545 328)	194 381	269 844	3 641 881

The liability is based on the disturbance of the natural physical environment due to the alluvial mining methods that the Company engages in. The volume of disturbance is quantified on a monthly basis by a professional surveyor through physical observation and technical quantification in cubic meters and is therefore not discounted.

The Company does not make use of a mining contractor and applies an internal costing rate per cubic meter which is based on applying its own resources and equipment in doing such rehabilitation. This costing rate represents the operating cost, including fuel, applying specific mining fleet units to the rehabilitation process and labor usage.

The physical disturbance in the cubic meters multiplied by the costing rate represents the rehabilitation liability at any one stage.

As required by regulatory authorities, at August 31, 2011, the Company had cash reclamation deposits totaling $2,753,712 (February 28, 2011 – $2,759,611) comprised of $1,652,227 (February 28, 2011 – $1,686,913) for the Holpan, Wouterspan and Klipdam mine and $1,101,485 (February 28, 2011 – $1,072,698) for the Saxendrift mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 9.5% to 11.0% per annum. These investments have been pledged as security in favour of the guarantees the bank issued on behalf of the Company. Refer to note 27.

25

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

16.	Related parties

Related party balances

Balances payable
Banzi Trade (e)	121 724	34 385	23 814
Hunter Dickinson Services Inc. (a)	130 252	34 113	79 009
Seven Bridges Trading (c)	-	-	10 941
Flawless Diamonds Trading House (d)	-	3 566	60 416
CEC Engineering (b)	8 528	-	-
Current balances payable	334 998	72 064	174 180
Liberty Lane (f)	423 664	424 572	437 616
Non-current balances payable	423 664	424 572	437 615

Balances receivable
Banzi Trade (e)	83 510	92 398	47 965
Flawless Diamonds Trading House (d)	2 394 284	-	-
Current balances receivable	2 477 794	92 398	47 965

Related party transactions

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	183 424	467 151	295 908
CEC Engineering (b)	33 012	23 331	-
Seven Bridges Trading (c)	50 083	134 483	63 106
Banzi Trade 26 (e)	132 882	165 077	90 950
Flawless Diamonds Trading House (d)	3 390 728	420 006	144 962

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (e)	128	143	394

26

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

16.	Related parties (continued)

All related party transactions are arms length transaction in the normal course of business.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading 14 (Pty) Ltd ("Seven Bridges Trading") is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messrs Brenner, J.W. and D.M. Bristow and Van Wyk, are shareholders. During fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (refer note 4). Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(e)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

(f)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

27

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	31 August	28 February	31 August
	2011	2011	2010

17.	Trade and other payables

Trade payables	6 710 955	6 373 382	7 165 893
VAT	136 674	-	188 125
	6 847 629	6 373 382	7 354 018

18.	Cash generated from operations

Profit (loss) before taxation	(1 052 278)	(2 233 172)	(1 791 785)
Adjustments for:
Depreciation and depletion	3 847 888	9 446 173	6 217 506
Loss on sale of assets	129 202	296 510	(34 496)
Loss on foreign exchange	-	(82 873)	-
Income from equity accounted investments	(82 435)	(34 396)	(23 429)
Investment income	(176 267)	(101 953)	(95 451)
Finance costs	240 943	449 003	180 670
Fair value adjustments	-	31 920	-
Net reclamation obligation recognised	168 071	1 809	(275 484)
Share-based payment expense	128 300	884 886	296 499
Write-down on inventory	-	899 034	-
Write-down of property, plant and equipment	-	284 696	-
Write-down of investment held for reclamation	-	-	147 779
Write-down of assets	-	-	144 658
Changes in working capital:
Inventories	(1 840 341)	(476 349)	(1 314 874)
Trade and other receivables	5 230 617	1 686 027	(4 030 892)
Trade and other payables	474 247	(242 916)	600 376
	7 067 947	10 808 399	21 077

19.	Tax refunded (paid)

Balance at beginning of the period	(245 228)	(1 144 369)	(210 455)
Current tax for the period recognised in profit or loss	-	-	(190 000)
Balance at end of the period	261 142	245 228	397 762
	15 914	(899 141)	(2 693)

28

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	3 months	6 months	3 months	6 months
	ended	ended	ended	ended
	31 August	31 August	31 August	31 August
	2011	2011	2010	2010

20.	Revenue

Sale of diamonds	6 941 206	14 502 903	10 009 258	18 176 830
Beneficiation income	2 264 712	3 208 554	1 378 692	1 667 702
	9 205 918	17 711 457	11 387 950	19 844 532

Beneficiation income represents profit share on value add (cut and polish).

21.	Cost of sales

Production cost	5 186 015	11 347 998	6 319 206	12 517 949
Inventory movement	(506 518)	(693 470)	3 141 967	(207 676)
	4 679 497	10 654 528	9 461 173	12 310 273

Depreciation of property, plant and equipment	1 526 118	3 352 167	2 578 883	5 105 833
Depletion of mineral property interest	293 978	495 721	531 364	1 111 673
	1 820 096	3 847 888	3 110 247	6 217 506
	6 499 593	14 502 416	12 571 420	18 527 779

22.	Operating profit (loss)

Operating profit (loss) for the period is stated after accounting for the following:

(Profit) loss on sale of property, plant and equipment	(129 202)	(129 202)	34 496	34 496
Depreciation on property, plant and equipment	1 526 118	3 352 167	2 578 883	5 105 833
Depletion mineral property interests	293 978	495 721	531 364	1 111 673
Employee costs	469 196	959 464	521 456	1 000 081

23.	Investment income

Interest revenue
Bank	69 006	176 267	82 105	95 451

24.	Finance costs

Capital leases obligation	64 096	92 219	(121 323)	32 768
Bank	67 735	148 724	98 944	147 902
	131 831	240 943	(22 379)	180 670

29

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	3 months	6 months	3 months	6 months
	ended	ended	ended	ended
	31 August	31 August	31 August	31 August
	2011	2011	2010	2010

25.	Income tax expense

Major components of the tax income

Current tax
Local income tax - current period	2 000	-	188 613	190 000

Deferred tax
Movement in deferred tax balance	(899 793)	(932 364)	107 066	1 172 132
	(897 793)	(932 364)	295 679	1 362 132

26.	Earnings (loss) per share

Basic and diluted earnings (loss) per share

Basic earnings (loss) per share was calculated based on a weighted average number of ordinary shares of 35 492 571 for the 3 months ended August 31, 2011 (3 months ended August 31, 2010: 34 545 683) and for the 6 months ended August 31, 2011 35 492 571 (6 months ended August 31, 2010:33 194 558).

Reconciliation of earnings (loss) for the period to basic earnings (loss)
Total comprehensive profit (loss)	2 031 312	(306 588)	(7 091 833)	(7 965 933)
Adjusted for:
Non-controlling interest	177 520	467 662	223 682	355 196
Basic earnings (loss) attributable to owners of the Company	2 208 832	161 074	(6 868 151)	(7 610 737)

Diluted earnings (loss) per share is equal to earnings (loss) per share because there are no dilutive potential ordinary shares in issue.

Headline earnings (loss) per share

Reconciliation between basic earnings (loss) and headline earnings (loss)
Basic earnings (loss)	2 208 832	161 074	(6 868 151)	(7 610 737)
Adjusted for:
Exchange differences on translating foreign operations	(944 886)	186 674	4 796 433	4 812 016
Headline earnings (loss) attributable to owners of the Company	1 263 946	347 748	(2 071 718)	(2 798 721)

30

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	3 months	6 months	3 months	6 months
	ended	ended	ended	ended
	31 August	31 August	31 August	31 August
	2011	2011	2010	2010

27.	Contingencies

Bank indebtedness

The Company has an overdraft facility in the amount of ZAR28.0 million ($3.9 million) available for its operations. This facility has an interest cost of prime (currently 9% per annum) plus 0.6% . The security for the ZAR28.0 million consists of 2 covering bonds (First Lien) of ZAR10.0 million ($1.4 million) each over loose assets and property of the farm Holpan.

HC van Wyk Diamonds Ltd, Klipdam Mining Company Ltd, Saxendrift Mine (Pty) Ltd held guarantees with the bank towards Eskom (Electricity Provider) of ZAR4,856,100 ($663,828) and the Department of Minerals and Energy (DME) of ZAR21,367,228 ($2,920,896) towards rehabilitation expenses.

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River project that was constituted by an agreement (‘’Midamines Agreement’’) which was concluded between Durnpike and Midamines SPRL (‘’Midamines’’), the holder of the permit for the Kwango River Project, during 2006, in terms of which Durnpike was to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook certain obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum, as escalated in accordance with the Midamines Agreement (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement (contained in the Fifth Addendum thereto), Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the above mentioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement coupled with its failure to remedy such instances of breach not withstanding notice to do so, Durnpike and/or Rockwell cancelled the Midamines Agreement and/or the Fifth Addendum thereto. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment by Rockwell and Durnpike of compensation in the amount of US$41.8 million (while reserving the right to increase the claim to US$68.073 million if the DRC authorities cancel Midamines’ permit for the Kwango Project) plus interest. Durnpike and/or Rockwell have defended the claim and have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased to undertake exploration and feasibility work, C$1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.3 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and arbitration proceedings were completed in Belgium. Their ruling is expected in October 2011. Subsequent to the quarter ending August 31, 2011, the Company was notified of additional legal fees of €90 000 to be paid before the outcome will be announced.

31

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	3 months	6 months	3 months	6 months
	ended	ended	ended	ended
	31 August	31 August	31 August	31 August
	2011	2011	2010	2010

28.	First-time adoption of International Financial Reporting Standards

The group has applied IFRS 1, First-time adoption of International Financial Reporting Standards, to provide a starting point for the reporting under International Reporting and Accounting Standards. On principle these standards have been applied retrospectively and the August 31, 2010 and February 28, 2011 comparatives contained in these unaudited condensed interim consolidated financial statements differ from those published in the financial statements published for the six months ended August 31, 2010 and the 12 months ended February 28, 2011.

The date of transition was March 1, 2010 and the effect of the transition was as follows.

Reconciliation of equity at August 31, 2010

	As reported	Effects of	IFRS
	under	transition to
	Canadian	IFRS
GAAP

Property, plant and equipment	60 981 504	-	60 981 504
Mineral property interests	30 125 302	(5 301 270)	24 824 032
Investment in associate	124 440	-	124 440
Other assets and deposits	2 098 734	-	2 098 734
Reclamation deposits	3 083 294	-	3 083 294
Total non-current assets	96 413 274	(5 301 270)	91 112 004

Trade and other receivables	10 370 361	-	10 370 361
Inventories	4 290 932	-	4 290 932
Loan to related party	47 965	-	47 965
Cash and cash equivalents	4 631 430	-	4 631 430
Total current assets	19 340 688	-	19 340 688

Capital leases	1 008 467	-	1 008 467
Trade and other payables	7 354 018	-	7 354 018
Loans from related parties	611 795	-	611 795
Reclamation obligation	3 641 881	-	3 641 881
Current tax liability	397 762	-	397 762
Deferred tax liability	11 978 066	(7 899 000)	4 079 066
Bank overdraft	3 297 300	-	3 297 300
Total liabilities	28 289 289	(7 899 000)	20 390 289
Total assets less total liabilities	87 464 673	2 597 730	90 062 403

Issued capital	135 989 508	-	135 989 508
Share-based payment reserve	6 491 550	-	6 491 550
Foreign currency translation reserve	(5 453 970)	2 966 892	(2 487 078)
Retained loss	(50 037 917)	(369 162)	(50 407 079)
Minority interest	475 502	-	475 502
Total equity	87 464 673	2 597 730	90 062 403

32

Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements for the 6 months ended 31 August 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements

Figures in Canadian Dollar	3 months	6 months	3 months	6 months
	ended	ended	ended	ended
	31 August	31 August	31 August	31 August
	2011	2011	2010	2010

29.	Events after the reporting period

Rockwell Diamonds Inc. committed to the sale of non-core assets which will generate additional cash flows.

The assets committed to disposal after the reporting date are as follows:

- The sale of Makoenskloof property, located in the Northern Cape, which will be settled on transfer of the property to the buyer, for value $0.9 million.
- The disposal of the Holpan DMS plant for a consideration of $2.6 million. A down payment has been received securing the order, which will be effected based on a dismantling and removal program.

On October 3, 2011, the Company announced the following changes to the Board of Directors:

- David Copeland stepped down as Chairman, but remains on the board as a non-executive director, and will continue contributing on strategic matters while actively supporting the new chairman.
- Dr Mark Bristow has been appointed as non-executive Chairman with effect from September 9, 2011. Mark was Acting CEO of Rockwell for six months to May 2011 during which he initiated the strategic review which led to initiatives to improve the production profile and enhance efficiencies.
- Johan van't Hof joined the board of Rockwell as an independent non-executive director and will be appointed to the audit committee. Johan is a C.A. and holds an MBA. Based in Canada, he has wide-ranging experience in the listed company environment including regulatory affairs, financings, mergers and acquisitions and corporate finance.

33